                                                              OMB APPROVAL
                                                  OMB NUMBER:          3235-0145
                                                  EXPIRES:       AUGUST 31, 1999
                                                  ESTIMATED AVERAGE BURDEN
                                                  HOURS PER RESPONSE.......14.90
                                                  ------------------------------




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*



                          Chicago Pizza & Brewery, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    167889104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Gary S. Mendoza
                               Riordan & McKinzie
                       300 South Grand Avenue, Suite 2900
                              Los Angeles, CA 90071
                                 (213) 629-4824
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 13, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 167889104
-------------------------------------------------------------------------------
               1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                    Alex Meruelo; La Pizza Loca, Inc.; 95-4238101
-------------------------------------------------------------------------------
               2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (A)  X

                    (B)
-------------------------------------------------------------------------------
               3.   SEC Use Only
-------------------------------------------------------------------------------
               4.   Source of Funds (See Instructions)   PF (for Alex Meruelo);
                                                         WC (for La Pizza Loca,
                                                         Inc.)
-------------------------------------------------------------------------------
               5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
               6.   Citizenship or Place of Organization   Alex Meruelo, USA
                                                           Citizen
                                                           La Pizza Loca, Inc.,
                                                           Calif. corporation
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
NUMBER OF      7. Sole Voting Power      Alex Meruelo--525,000 shares
SHARES                                   La Pizza Loca, Inc.--0 shares
BENEFICIALLY                             (prior to sale of all such shares
OWNED BY                                 as reported in this Amendment)
EACH           ----------------------------------------------------------------
REPORTING      8.  Shared Voting Power   Alex Meruelo--341,000 shares
PERSON WITH                              La Pizza Loca, Inc.--341,000 shares
                                         (prior to sale of all such shares as
                                         reported in this Amendment)
               ----------------------------------------------------------------
               9.  Sole Dispositive Power     Alex Meruelo--525,000 shares
                                              La Pizza Loca, Inc.--0 shares
                                              (prior to sale of all such shares
                                              as reported in this Amendment)
               ----------------------------------------------------------------
               10. Shared Dispositive Power   Alex Meruelo--341,000 shares
                                              La Pizza Loca, Inc.--341,000
                                              shares (prior to sale of all such
                                              shares as reported in this
                                              Amendment)
-------------------------------------------------------------------------------

               11.  Aggregate Amount Beneficially       Alex Meruelo--
                    Owned by Each Reporting Person      866,000 shares; La
                                                        Pizza Loca--
                                                        341,000 shares;
                                                        all members of
                                                        Group described in
                                                        Item 5 collectively
                                                        own 1,131,200 shares
                                                        (prior to sale of
                                                        all shares owned
                                                        by Alex Meruelo
                                                        and La Pizza Loca
                                                        as reported in
                                                        this Amendment)
-------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------

               13.  Percent of Class Represented by    11.3%; 14.77% for all
                    Amount in Row (11)                 members of Group
                                                       described in item 5
                                                       (prior to sale of all
                                                       shares owned by Alex
                                                       Meruelo and La Pizza
                                                       Loca as reported in this
                                                       Amendment)
-------------------------------------------------------------------------------
               14.  Type of Reporting Person (See Instructions)

                    Alex Meruelo--IN; La Pizza Loca, Inc.--CO
                    -----------------------------------------------------------

                    -----------------------------------------------------------

                    -----------------------------------------------------------


SIGNATURE
            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date              JULY 13, 1999                   JULY 13, 1999


Signature         /S/ ALEX MERUELO              /S/ ALEX MERUELO

Name/Title        Alex Meruelo                  Alex Meruelo, President,
                                                  La Pizza Loca, Inc.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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

                            STATEMENT ON SCHEDULE 13D

     This Amendment No. 5 amends and supplements the statement on Schedule 13D dated December 14, 1998, as amended by Amendment No. 1 thereto dated January 5, 1999, Amendment No. 2 thereto dated February 18, 1999, Amendment No. 3 thereto dated April 2, 1999, and Amendment No. 4 thereto dated May 27, 1999 and filed by Alex Meruelo, an individual and United States citizen ("Meruelo"), and La Pizza Loca, Inc., a California corporation ("La Pizza Loca") relating to the shares of Common Stock, no par value (the "Common Stock") of Chicago Pizza & Brewery, Inc., a California corporation (the "Company"). Capitalized terms used herein without definition have the same meaning as those ascribed to them in the initial filing.


ITEM 4     PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

Meruelo and La Pizza Loca have discontinued their efforts to acquire control of the Company and have agreed to sell all of their 866,000 shares in the Company to ASSI, Inc., a Nevada corporation ("ASSI").

ITEM 5     INTEREST IN THE SECURITIES OF THE ISSUER

Item 5 is hereby amended to add the following:

Upon the consummation of the sale of their shares to ASSI (at a per share price of $2.25, before selling commissions), neither Meruelo nor La Pizza Loca will retain any interest in the securities of the Company, and Meruelo and La Pizza Loca will no longer be members of the Group described in Item 4 of Amendment No. 4 to this Statement.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

In connection with this transaction and in consideration for the sale of shares in the Company, Meruelo, La Pizza Loca, Assi, the Company, and Louis Habash, an individual, have executed a Mutual Release dated July 13, 1999. A copy of the Mutual Release is attached hereto as Exhibit 11.


ITEM 7     MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following:

           See Exhibit 11 attached hereto.


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